Exhibit 4.4

FORM OF RESTRICTED STOCK UNIT AWARD

[Recipient Name]

On [date] (the “Grant Date”), Leggett & Platt, Incorporated, (the “Company”) granted you a Restricted Stock Unit Award (“RSUs” or the “Award”), subject to the following terms.

1. Grant. The Company granted you [            ] Restricted Stock Units on the Grant Date.

2. Vesting and Issuance. Except as provided in Section 4, the Award will vest in one-third increments on the first, second and third anniversaries of the Grant Date (the “Vesting Dates”). On each Vesting Date, you will be issued one share of the Company’s common stock for each vested RSU.

3. Termination of Employment. Except as provided in Section 4, if your employment is terminated before a Vesting Date, your right to any unvested shares under this Award will terminate immediately upon such termination of employment. The employment relationship will be treated as continuing intact while you are on military, sick leave or other bona fide leave of absence if (i) the Company does not terminate the employment relationship or (ii) your right to re-employment is guaranteed by statute or by contract.

4. Early Vesting. If your termination of employment is due to one of the following events, your Award will vest as follows:

(a)	Death. If you die before the Award is vested, your Award will vest on the date of your death. The Company will issue shares to the designated beneficiary. If there is no designated beneficiary, the shares will be issued to the administrator, executor or personal representative of your estate.

(b)	Disability. “Disability” means the inability to substantially perform your duties and responsibilities by reason of any accident or illness that can be expected to result in death or to last for a continuous period of not less than one year. If your service is terminated due to Disability, your Award will vest on the date of your Disability termination.

(c)	Change in Control. If your service is terminated due to a Change in Control of the Company (as defined in the Flexible Stock Plan), your Award will vest upon the Change in Control.

5. Transferability. The Award may not be transferred, assigned, pledged or otherwise encumbered until the underlying shares have been issued.

6. No Rights as Shareholder. You will not have the rights of a shareholder with respect to this Award until the underlying shares have been issued. You will not have the right to vote the shares or receive any dividends that may be paid on the underlying shares prior to issuance.

7. Withholding. You will recognize taxable income equal to the fair market value of the shares on each Vesting Date. This amount is subject to ordinary income tax and payroll tax. The Company may withhold from the shares issued any amount required to satisfy applicable tax laws (at the Company’s required withholding rate). The Company, at its discretion, may allow you to pay the taxes in cash if you make suitable arrangements with the Company prior to each Vesting Date.

The income and tax withholding generated by the issuance of shares to you will be reported on your W-2. If your personal income tax rate is higher than the Company’s minimum required withholding rate, you will owe additional tax on the issuance. After payment of the ordinary income tax, your shares will have a tax basis equal to the closing price of L&P stock on the Vesting Date.

8. Award Not Benefit Eligible. This Award will be considered special incentive compensation and will not be included as earnings, wages, salary or compensation in any pension, retirement, welfare, life insurance or other employee benefit plan or arrangement of the Company.

9. Section 409A. The Company believes this Award constitutes a short-term deferral within the meaning of Section 409A of the Internal Revenue Code and the regulations thereunder. Notwithstanding anything contained in these terms and conditions, it is intended that the Award will at all times meet the requirements of Section 409A and any regulations or other guidance issued thereunder, and that the provisions of the Award will be interpreted to meet such requirements.

To the extent permitted by Section 409A, the Committee retains the right to delay a distribution of this Award if the distribution would violate securities laws or otherwise result in material harm to the Company.

10. Plan Controls; Committee. This Award is subject to all terms, provisions and definitions of the Flexible Stock Plan (the “Plan”), which is incorporated by reference. In the event of any conflict, the Plan will control over this Award. Upon request, a copy of the Plan will be furnished to you. The Plan is administered by a committee of non-employee directors or their designees (the “Committee”). The Committee’s decisions and interpretations with regard to this Award will be binding and conclusive.

11. Governing Law. This Award is entered into and accepted in Carthage, Missouri. The Award will be governed by Missouri law, excluding any conflicts or choice of law provision that might otherwise refer construction or interpretation of the Award to the substantive law of another jurisdiction.